December 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Tony Watson
Adam Phippen

Re:	PishPosh, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-41623

Ladies and Gentlemen:

This letter sets forth the responses of PishPosh, Inc. (the “Company”) to comments from the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 8, 2024, regarding the Company’s above referenced Form 10-K for the fiscal year ended December 31, 2023, filed on March 28, 2024 (the “Form 10-K”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Form 10-K in response to the Staff’s comments and is publicly filing Amendment No. 1 to the Form 10-K (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2023

Financial Statements
Note 3. Summary of Significant Accounting Policies
Deferred Offering Costs, page F-11

1.	Please tell us your consideration of the guidance in FASB ASC 340-10-S99-1 related to deferred costs of an aborted offering that may not be deferred and charged against proceeds of a subsequent offering.

The Company acknowledges the Staff’s comment and, pursuant to a telephone conversation on September 19, 2024, with Staff Accountants, Tony Watson and Adam Phippen, as related to the Company’s Registration Statement on Form S-1, as amended, the Company is providing additional analysis related to the accounting for the specific incremental costs directly attributable to the Company’s initial public offering incurred during the period from the commencement of the initial offering process from approximately October 2022, through April 2024].

Background of the Transaction

On October 21, 2022, the Company filed a registration statement on Form S-1 (File No. 333-267982) (as amended, including pursuant to that certain Post-Effective Amendment No. 1, filed on October 11, 2023, the “Initial Registration Statement”), which Initial Registration Statement was declared effective by the Commission on February 14, 2023. No securities have been sold under the Initial Registration Statement. The Initial Registration Statement was withdrawn pursuant to a withdrawal request on April 19, 2024 (the “Withdrawal Request”) to allow the Company to update the initial public offering structure in response to changing market conditions and as further described herein. The Company subsequently filed the Registration Statement on Form S-1 (File No. 333-280072), on June 10, 2024, which Registration Statement is the subject of Staff comments discussed herein.

Analysis of the Company’s Initial Public Offering Efforts

The Company acknowledges the Staff’s comments and respectfully submits that, for reasons described below, the Company views its initial public offering efforts covered by the Initial Registration Statement and the Registration Statement as one single initial public offering. Although there is little authoritative guidance on how costs incurred to raise capital should be accounted for, the Company followed Staff Accounting Bulletin Topic 5A, which states: “a short postponement (up to 90 days) does not represent an aborted offering.” Further, the Company has reviewed the interpretive guidance in Deloitte’s guide, “A Roadmap to Initial Public Offering, Chapter 5, Accounting Matters” (the “Deloitte Guide”). As noted in the Deloitte Guide, “[i]n practice, postponements regularly occur in response to market fluctuations or entity-specific circumstances” and, “[i]n determining the actual postponement date, an entity may be required to use significant judgement and consider the facts and circumstances.”

The Deloitte Guide references a number of factors that may indicate that an offering has not been aborted, including, but not limited to:

●	the resolution of the items causing the delay (accounting, legal or operational matters);

●	a plan for resolving the delay, including a revised timetable detailing the necessary steps to achieve a registration;

●	continuing to undertake substantive activities in accordance with the plan, demonstrating an intent to proceed with the offering; and

●	continuing to prepare financial information or updating the registration statement either to respond to SEC staff review comments or because information may become stale.

The following analysis contains a discussion of the Staff Guidance on the factors referenced in the Deloitte Guide which forms the basis for the Company’s opinion that the current offering does not constitute a new offering of the Company’s securities.

Staff Guidance

As an initial matter, the Company respectfully informs the Staff that pursuant to Staff Guidance, the Company’s initial public offering was not, and has never been abandoned or aborted, and that following the Withdrawal Request, the Company subsequently filed the Registration Statement with the Commission on June 10, 2024, or 52 days after the filing of the Withdrawal Request. The Company respectfully informs the Staff that the statement included in the Withdrawal Request that “[t]he Company is withdrawing the Registration Statement because of its abandoning the offering described in the Registration Statement” inaccurately reflected the Company’s intention at the time. Since the filing of the Withdrawal Request, the Company has continued to prepare and update its initial public offering and its listing on a national securities exchange, as reflected in revisions included in the Registration Statement.

Deloitte Guide

In addressing the relevant factors enumerated in the Deloitte Guide, the Company further submits that the Company previously withdrew its Initial Registration Statement for operational reasons, namely, to restructure the initial public offering in response to evolving market conditions. The Company has since resolved the underlying factors causing the initial delay and filed the Registration Statement, reflecting relevant updates in June 2024. The Company acknowledges that while the underwriter and the securities offered pursuant to the Initial Registration Statement are different than in the Registration Statement, such changes represent the revised offering structure, reflecting the Company’s evaluation of the current economic landscape for a successful offering, general market conditions and the Company’s updated plan to become a public company.

During the period between April 2024 and June 2024, the Company formulated a plan to resolve the factors contributing to the initial delay and to ensure a successful initial public offering, which plan included several updates to the transaction structure, including: (i) replacing shares of common stock sold in the initial public offering with units of the Company, which such units include IPO Warrants in order to make an investment in the Company more attractive to potential investors; (ii) engaging a new lead underwriter to facilitate a successful execution of the Company’s plan; and (iii) pivoting to a different national securities exchange to list the Company’s securities. During the same period, the Company continued to undertake substantive activities in accordance with the new plan to become a public company, demonstrating an intent to proceed with the offering. Among such activities, the Company engaged a new legal counsel to revise and refile the Registration Statement and negotiate updates to the related transaction documents with the new lead underwriter. Lastly, during such period, the Company continued to prepare financial information and make voluntary filings pursuant to Section 13 and/or 15(d) the Securities Exchange Act of 1934, as amended.

For reasons described above, the Company submits that the current offering is not a new offering, but rather constitutes continuous and ongoing efforts by the Company since October 2022 to pursue an initial public offering and listing on a national securities exchange. Accordingly, in accordance with the guidance in FASB ASC 340-10-S99-1, the Company has deferred the specific incremental costs directly attributable to its initial public offering incurred before April 2024. The deferred offering costs will be charged against the proceeds of the current initial public offering.

2. Please clarify the conversion rate and number of shares into which the 2021 Notes, $240,135 principal note, and $150,000 related party note are potentially convertible into. Refer to FASB ASC 470-20-50-1B.

The Company acknowledges the Staff’s comment and has revised the Amendment to reflect the number of shares in which the 2021 Notes, $240,135 principal note, and $150,000 related party note are potentially convertible into on pages F-15 and F-16 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Rick A. Werner at (212) 659-4974 and Alla Digilova at (212) 659-4993 of Haynes and Boone, LLP.

Very truly yours,

/s/ Chaim (Charlie) Birnbaum
Chaim (Charlie) Birnbaum

Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP Alla Digilova, Esq., Haynes and Boone, LLP

3